Exhibit 99.1

NEWS RELEASE

Endeavour Silver Options Lourdes Property in Guanajuato, Mexico
______________________________________________________________________________

Vancouver, Canada – June 19, 2012 - Endeavour Silver Corp. (NYSE: EXK, TSX: EDR, Frankfurt: EJD) announces that it has acquired an option to purchase the Lourdes silver-gold property in the Sierra del Cubo area, located about 40 kilometers (km) northeast of Guanajuato City in Guanajuato State, Mexico. The property is readily accessed by paved state highways about a one hour drive from Guanajuato City, where Endeavour owns and operates its Guanajuato Mine.

The Lourdes property covers a silver-gold low sulfidation epithermal vein system more than 5 km long.  The vein system includes three main veins, El Tigre, La Blanca and P131, and several secondary veins.  Although Lourdes is considered to be an early stage exploration property, there are several small historic mines located on the property, which is comprised of 3 concessions totaling 509 hectares.

The main El Tigre vein is marked by strong argillic alteration of the Upper Tertiary rhyolite host rocks, and quartz veining up to 5 meters thick.  The quartz is mainly chalcedonic, sericitic in places, with colloform banding and locally abundant calcite replacement textures.

While surface assays of the veins are generally low, Endeavour’s rock chip samples of the El Tigre and La Blanca veins assayed up to 1.9 grams per tonne (gpt) Au and 299 gpt Ag in places.  The spotty high gold and silver grades, rhyolite host rocks and chalcedonic quartz veins all indicate that the Lourdes system is exposed at a high level and holds potential for bonanza grade mineralized zones at depth.

Endeavour plans to conduct systematic geologic mapping, sampling and trenching of the veins followed by diamond drilling to evaluate the ore potential of the Lourdes vein system.  The Company has an option to purchase a 100% interest in the Lourdes property for US$350,000 over a 3-year period, subject to a 3% net smelter return (NSR) royalty of which 2% can be purchased at any time for US$2 million.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chief Executive Officer

Qualified Person - Barry Devlin, M.Sc., P.Geo. Vice President, Exploration is the Qualified Person who reviewed this news release and supervised the sampling programs at Lourdes.  A Quality Control sampling program of reference standards, blanks and duplicates was used to ensure the integrity of all assay results.  All samples were shipped to ALS-Chemex Labs, where they were dried, crushed, split and 50 gram pulp samples were prepared for analysis.  Gold and silver were determined by fire assay with an atomic absorption (AA) finish and other elements are determined by AA.

About Endeavour Silver Corp. - Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact:
Hugh Clarke, Vice President, Corporate Communications, or Lana McCray, Investor Relations
Toll free at 877-685-9775, Tel: (604) 685-9775, Fax: (604) 685-9744
Email hugh@edrsilver.com, or lmccray@edrsilver.com, Website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2012, including revenue, cash cost and capital cost forecasts, silver and gold production, the option of the Lourdes property, timing and expenditures to explore and develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.